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                                    EXHIBIT 1
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norskeCanada             01: ENVIRONMENT REPORT


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C O R P O R A T E
P R O F I L E

NorskeCanada is a leading producer of newsprint, directory papers and other groundwood specialty papers including soft calendered papers and lightweight coated papers. The Company also produces containerboard and market pulp - including sawdust-based pulps, a low-cost substitute for traditional pulp products.


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P R E S I D E N T'S
M E S S A G E

OUR VISION IS TO BE A HIGH-PERFORMING, HIGH-ENERGY MARKET-LEADING COMPANY THAT EMBRACES CONTEMPORARY SOCIAL VALUES AND DELIVERS BENEFITS TO ALL OF ITS STAKEHOLDERS.

ALONG THE WAY, WE WANT TO BE A BETTER AND SAFER PLACE TO WORK - A MODEL COMPANY ENVIED BY OTHERS. WE WANT TO BE A BETTER STEWARD OF THE ENVIRONMENT AND A POSITIVE CONTRIBUTOR TO THE COMMUNITY.

OUR ENVIRONMENT REPORT

This is our first environment report we've issued since becoming NorskeCanada. It is intended to provide a snapshot of where we are today and the progress we've made since integrating the former Pacifica Papers operations.

The specific statistics may be of limited interest to many readers but collectively they demonstrate that the Company is on a path of continuous improvement.

At NorskeCanada we believe that environmental leadership is an integral part of our business and we will not be successful if our performance is only ordinary.

More importantly, environmental leadership is the underpinning for one of the Company's strongest core values: corporate social responsibility. For us, it is measured in simple terms that can be easily measured: healthy citizens, the health and well-being of our employees, vibrant communities, sustainable practices and a reverence for our surroundings.

As a major industrial enterprise, these goals are hard to live up to and we will fall short from time to time. We will however at all times take responsibility for our actions, redress shortcomings to the best of our ability, and work with government, environmental non-government organizations and our neighbors to steadily improve.

With four mills located within 160 kilometres of each other, we have an opportunity to easily concentrate and share our knowledge of best practices. In the process, each of these operations will challenge the others to raise the bar of performance.

Our strategic alliance with Norske Skog Industrier ASA gives us access to global practices and this year we will begin to benchmark our performance against some of the best in the world.

We have advanced pollution control technology at all four of our mills and by this fall all operations will have attained ISO 14001 registration.

Reducing energy consumption and greenhouse gas emissions will be one of our biggest challenges going forward and we are dedicating the necessary resources to make progress on this important priority.


2: NORSKE SKOG CANADA LIMITED
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ENVIRONMENTAL POLICY

NorskeCanada operates four pulp and paper mills in the Province of British Columbia. This policy applies to all company activities that support the production and marketing of its pulp and paper products. We will:

-    Meet the requirements of all relevant environmental legislation

-    Monitor and communicate our environmental performance

-    Continually improve our environmental performance

-    Strive to eliminate pollution at its source

-    Set environmental objectives and targets to support our goals

- Operate our facilities with respect for the values of surrounding communities

The day-to-day responsibility for environmental performance rests with all employees.

As in all of our work, we seek innovative solutions that can resolve environmental issues and also derive business benefits. Here's an example:

We resolved an air quality issue at Powell River by diverting salt-laden woodwaste to Elk Falls where the new wet electrostatic precipitator minimizes particulate emissions. Conversely, woodwaste with a higher moisture content but with less salt content, which was formerly burned at Elk Falls, is now burned in the modern fluidized-bed boiler at Powell River. The result of these changes is that we have reduced the consumption of natural gas at each location, which contributes to lower greenhouse gas emissions.

As a major consumer of fibre, but with no forest lands of our own, we have chosen to play a leadership role in forest certification, conservation and the broader sustainability movement. This commitment is visible in our support of the Forest Stewardship Council, the Certified Forest Products Council, the Coastal Forest Conservation Initiative and Joint Solutions Project and in the conduct of our day-to-day fibre procurement practices. We're pleased that 73 per cent of our fibre suppliers have attained Sustainable Forest Management certification under one or in some cases multiple recognized systems.

Again, the drive to produce socially and environmentally acceptable products stems from an internal desire to do so, not from forces on the outside.

We invite you to read about our progress in this first formative year and we look forward to reporting on our continuing improvement.

On behalf of the Board,
                                         [SIGNATURE]
                                   Russell J. Horner
               President and Chief Executive Officer
                                           June 2002

                                             [PHOTO]


3: NORSKE SKOG CANADA LIMITED
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O U R
A P P R O A C H

ENVIRONMENTAL
MANAGEMENT

Following the merger of Norske Skog Canada and Pacifica Papers into NorskeCanada, the Company reviewed the Environmental Management Systems (EMS) across the four mills and related operations. As a result, systems have been harmonized company-wide to ensure a consistent, successful and cost-effective approach to environmental issues.

Each of NorskeCanada's mills has an EMS in place to ensure that it complies with current environmental regulations and standards. The EMS identifies key environmental aspects of the operation and sets priorities for appropriate actions. As high priority issues are dealt with, new issues are brought forward, resulting in continuous improvement. The systems include: a guiding environmental policy; annual objectives and targets; operating policies that define responsibilities; standard operating procedures; employee training and awareness; emergency preparedness, and document control.

During 2002, Port Alberni and Powell River will be implementing ISO 14001 registration for their systems. These efforts will benefit from their existing Quality Management Systems (ISO 9001) as well as the experience gained at Crofton and Elk Falls, which first achieved the ISO 14001 EMS standard in 1999. In the coming year, Elk Falls will integrate its currently separate pulp and paper ISO 14001 systems into one system, as Crofton has already done.

The EMS is monitored with internal audits annually. Any deficiencies are recorded and followed up. In addition, under ISO 14001, an independent auditor annually certifies that each site is meeting the required standard.

COMPLIANCE
AUDITING

Since 1990, separate and extensive independent audits have been carried out at least every two years at each Company operation. The audits are designed to verify the compliance positioning of the mill and its level of due diligence in managing material risks to ensure that it complies with applicable environmental regulations and engineering standards. An audit report is prepared and the findings are tracked by management to ensure that any deficiencies are rectified. Compliance audits are scheduled at all four mills for fall 2002.

In addition, specific reviews are conducted as necessary to deal with infrastructure issues such as hazardous chemical management, seismic integrity and site security. Findings from all audits and reviews are included in the ISO 14001 approach to ensure all issues are managed appropriately.


4: NORSKE SKOG CANADA LIMITED
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[PHOTO]

"Our attitude toward the environment goes far beyond just complying with regulations. We respect the environment and we care about the impact our operations can have. It's a sense of responsibility and stewardship that drives us to find cost-effective, innovative ways to address environmental issues. Solutions that are good for the environment are good solutions for our business."
                                  Jess Beaman, Senior Vice-President, Operations

RISK
REDUCTION

The Company mills work continuously to reduce potential risks to the environment from their operations. In 2000, Crofton and Elk Falls Divisions discontinued the use of anhydrous ammonia in the effluent treatment process, substituting a liquid fertilizer. Ammonia use was abandoned at Port Alberni and Powell River several years ago. The mills currently are studying elimination of sulphur dioxide (SO2) inventories by establishing a central facility that generates a less hazardous liquid brightening agent.

RESEARCH

NorskeCanada is participating in several research programs and activities.

POWER BOILER DIOXIN RESEARCH

Burning woodwaste containing sea salt (absorbed during ocean transport of logs) results in trace levels of dioxin and furan compounds in mill power boiler emissions. Since 1994, the Company and other coastal mills have been participating with the Pulp and Paper Research Institute of Canada (PAPRICAN) in a study to determine specific causes of the dioxin formation and to develop strategies to eliminate it. Testing at Port Alberni in 2001 suggested that high temperatures in the boiler exhaust gases might be a key factor. The mill will conduct trials in 2002 to see whether operating at lower temperatures reduces emissions. The Company's power boilers currently meet federal dioxin emission limits scheduled to take effect in 2006.

AIR EMISSIONS IMPACT STUDY

The Crofton mill is participating in an air study with the Forest Products Association of Canada. The study, a cooperative effort with Environment Canada, is to determine the point source emissions from the facility and their impact on ambient air quality. In 2002, Crofton will be tested for emissions of particulate, volatile organic compounds, and smog and acid rain forerunners.

GREENHOUSE
GAS EMISSIONS

Since 1990, the direct emissions of greenhouse gases (GHGs) from the four Company mills have dropped by 44 per cent - from 1,361,000 tonnes in 1990 to 761,000 tonnes in 2001. The reduction results from mill modernization, energy efficiency gains and switching to less greenhouse gas intensive fuels such as natural gas.

The majority of NorskeCanada's direct greenhouse emissions are due to fossil fuel use. Indirect emissions are largely due to purchased electricity, some of which is generated by BC Hydro facilities that burn fossil fuels. The Company expects to meet any future federal greenhouse gas control policy which might come into effect between 2008 and 2012. Strategic planning around energy management is well underway and encompasses the greenhouse gas issue.

                    DIRECT GHGS     INDIRECT GHGS     TOTAL GHGS
YEAR                 (TONNES)         (TONNES)         (TONNES)
----------------------------------------------------------------
1990                 1,361,107          83,290         1,444,397
1998                   619,592         119,322           738,914
1999                   770,115          97,170           867,285
2000                   716,549         166,214           882,763
2001                   760,820         299,092         1,055,912


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REDUCING ENERGY
CONSUMPTION

NorskeCanada is working to reduce energy consumption at all operations through numerous projects. The mills are focusing on reducing energy needs and fossil fuel use through conservation measures, equipment upgrades and generating their own cost-effective electrical power to replace purchased energy. A number of projects have been completed or are underway to upgrade existing turbo generators and to install new turbines to self-generate more electricity.

An example of energy conservation is a project underway to recover heat from the effluent stream at Port Alberni. Part of a $4.6 million energy reduction effort at the mill, this project offers multiple benefits. Extracting heat from the effluent to heat water for the papermaking process reduces mill steam requirements and decreases both fossil fuel use and greenhouse gas emissions. It also cools the effluent stream, thereby increasing the efficiency of the effluent treatment system.

Two projects are currently exploring the use of alternative fuels to supplement and improve the combustion efficiency of the woodwaste burned in mill power boilers. These boilers, which produce steam to drive electricity-producing turbines, use woodwaste as their primary fuel. Fossil fuels - typically natural gas and oil - are used to supplement the woodwaste and to help it burn more effectively.

With provincial government approval, a three-month trial was launched at Elk Falls in March 2002 to explore the effectiveness of coal as an auxiliary fuel in the power boiler. The goal is to reduce the use of natural gas and oil and burn woodwaste more effectively and economically while reducing volumes of ash disposed of in landfill. There are additional potential benefits for the community of Campbell River since the coal comes from a local mine.

At Port Alberni, tire-derived fuel has been used to supplement woodwaste in the mill's No. 4 Power boiler since 1999. This fuel - consisting of chipped tires - has significantly improved the burning efficiency of woodwaste, particularly in winter months when it is wet. Testing has shown no negative air quality effects from using the tire fuel, and it has enabled the mill to reduce natural gas use while offering an economical and environmentally sound alternative to landfill for old tires.

As with many initiatives at Company mills, the intent is to thoroughly test energy innovations at one location, then share the acquired knowledge and expertise across the organization. For example, the Company plans to conduct a trial using tire-derived fuel at Powell River beginning this fall, following public review and Ministry of Water, Land and Air Protection (WLAP) approval.


6: NORSKE SKOG CANADA LIMITED
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[PHOTO]

"More than 60 per cent of our fibre now comes from suppliers who have achieved Sustainable Forest Management certification and about three-quarters from suppliers with a certified Environmental Management System in place. Increasing the volume of certified fibre will help us to expand market share for our products and enhance our reliability as a preferred source for our customers."

                                     Brian Nordman, Vice-president, Fibre Supply

OUR
COMMITMENTS

As a leading paper manufacturer, we are committed to the principles of Sustainable Forest Management (SFM), and we expect our major fibre suppliers to pursue forest management certification under programs recognized in the international marketplace.

We also continue to seek third-party validation for the environmental integrity of our products. In 2001, we produced what we believe to be the largest industrial run in North America of newsprint certified under the standards of the Forest Stewardship Council. Also during the year, our sawdust pulp was recognized by Environment Canada under its Environmental Choice eco-labelling program.

NorskeCanada is a member of the Certified Forest Products Council, a non-profit organization that connects its members with the growing market for certified forest products. The Company's vice-president, corporate affairs serves as a director on the council.

FIBRE
SUPPLY

Although NorskeCanada purchases all of the fibre it uses to manufacture pulp and paper, and does not itself manage forests, the Company actively supports and encourages the sustainable management of British Columbia's forest resources.

The Company continues to be a leader in the use of alternative waste fibres, such as sawdust. Approximately two-thirds of our fibre is derived from sawmill wood chips and sawdust and roughly one-third is from pulp logs - logs that are defective or otherwise unsuitable for lumber manufacture.

Four per cent of our supply comes from deinked pulp recycled from old newspapers and magazines. This deinked recycled pulp is mixed with virgin pulp furnish to produce newsprint and directory paper that meets market demand for recycled-containing paper.


7: NORSKE SKOG CANADA LIMITED
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
Fibre Supply
54%  Sawmill wood chips
30%  Pulp logs
12%  Sawdust
 4%  Recycled deinked pulp

WE PURCHASE ALL OF THE FIBRE USED BY OUR PULP AND PAPER OPERATIONS FROM A VARIETY OF SOURCES. APPROXIMATELY 66 PER CENT OF OUR FIBRE MIX CONSISTS OF SAWMILL WOOD CHIPS AND SAWDUST, THE RESIDUALS FROM LUMBER MANUFACTURE.



VERIFICATION OF FOREST
MANAGEMENT PRACTICES

In 2001, we completed the third survey of our fibre suppliers to collect information about their forest practices and the progress they have made on forestry certification. We developed this survey with the assistance of PricewaterhouseCoopers, who helped define the protocols used to collect the data and verified the results for the three surveys.

This year, we changed the survey format to help us clearly distinguish between progress made on implementing EMS and progress made on achieving SFM certification. Implementing an environmental management system such as ISO 14001 is typically the first step towards achieving SFM certification by our fibre suppliers. Third-party certification options in B.C. include certification under the standards set by the Canadian Standards Association (CSA), the Sustainable Forestry Initiative (SFI) and the Forest Stewardship Council (FSC). While some suppliers are certified under a single standard, others are certified to more than one. At NorskeCanada, we support all internationally accepted standards and applaud the progress our suppliers have made.

As part of the 2001 survey, we received responses from suppliers who provided approximately 94 per cent of our fibre supply. While some suppliers who responded - such as independent re-manufacturing plants, shake and shingle manufacturers and custom-cut sawmills - buy their fibre on the open market (14 per cent), the vast majority of those who responded to our survey (86 per cent) take an active role in managing forests.

The key results of the 2001 survey include:

- 73 per cent of the fibre supplied to NorskeCanada was from suppliers who have a certified EMS in place, such as ISO 14001. As mentioned above, this is typically the first step towards achieving SFM certification, and this result speaks well of our suppliers.


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
Fibre Supply
73%  from suppliers who have a certified
     Environmental Management System in place.

Fibre Supply
61%  from suppliers who have Sustainable
     Forest Management certification of all,
     or part, of their woodlands operations.

RESPONDENTS TO THE COMPANY'S SURVEY OF FIBRE SUPPLIERS REPRESENT 94 PER CENT OF FIBRE SUPPLIED TO THE COMPANY'S FOUR OPERATIONS IN 2001. APPROXIMATELY 86 PER CENT OF RESPONDENTS MANAGE FORESTS WHILE THE REMAINDER CONSISTS OF INDEPENDENT RE-MANUFACTURING PLANTS, SHAKE AND SHINGLE MILLS AND CUSTOM-CUT SAWMILLS.



- 61 per cent of the fibre supplied to NorskeCanada was from suppliers who have SFM certification of all, or part, of their woodlands operations. This confirms that NorskeCanada suppliers have made significant progress in certifying their woodlands, a process that is continuing throughout the province.

- 73 per cent of the fibre supplied to NorskeCanada was from suppliers who are considering Chain of Custody for their mills. This result is very encouraging, since it will eventually allow us to purchase and track increased volumes of certified fibre through our mills.

Other highlights for those suppliers to NorskeCanada who manage forests include:

- all companies whose woodlands do not have SFM certification are pursuing certification, and all expect to be certified by 2004.

- 35 per cent of harvesting from these companies was done with alternatives to clear cutting, such as variable retention. The survey also indicated that 80 per cent of our supply was from companies who intend to increase the proportion of harvesting done with alternatives to clear cutting in the future.

- Where clear cutting was the primary means of harvesting by these companies, the average cut block size was 21 hectares. In addition, 23 per cent of the harvesting done by these companies was in stands considered second-growth forest, another trend that is increasing in British Columbia as more second-growth forests become old enough to harvest.

NorskeCanada is encouraged by the significant progress our suppliers have made - attaining SFM certification, reducing clear cut harvesting and pursuing chain of custody provisions in their mills - since we began our annual survey in 1998.


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O U R  A C H I E V E M E N T S
A N D  G O A L S

2001
KEY ACHIEVEMENTS

ALL MILLS

- Harmonized Environmental Management Systems (EMS) and approaches at all four mills, following the integration of Norske Skog Canada Limited and Pacifica Papers Inc. in 2001.

CROFTON

- Completed the first phase of the odour reduction project - at a cost of $12 million - reducing odour by 70 per cent and improving the cost-effectiveness of kraft pulping operations by lowering sulphur losses.

- Completed a $15 million upgrade to the mill's power boiler, resulting in an 80 per cent reduction in power boiler particulate emissions.

- Recycled the mill's filterplant backwash at a cost of $2.5 million. This change is expected to reduce the mill's water use by between one to five per cent, saving approximately $50,000 per year.

ELK FALLS

- Installed a wet electrostatic precipitator on the power boiler, reducing particulate and haze by 85 per cent. With the new precipitator, the mill is able to reduce consumption of oil and natural gas.

- Elk Prime(TM) sawdust pulp recognized by Environment Canada under its Environmental Choice eco-labelling program.

- Operated within compliance levels on the mill's effluent treatment system, despite reduced treatment capacity related to a major repair of the system's UNOX reactor.

PORT ALBERNI

-    Operated within compliance on all permits during the entire 2001 period.

- Upgraded precipitator electrical controls in 2001. In conjunction with improvements made in 2000, this change resulted in reduced power boiler particulate.

- Installed new centralized vehicle fuelling station, eliminating the last underground storage tank on the mill site.

-    Installed a new centralized chemical storage system in the papermill.

POWELL RIVER

- Successfully closed the kraft operation with no resulting environmental issues or impacts.

- Implemented a woodwaste fuel exchange with Elk Falls and the mill's air permit was amended, resulting in reduced power boiler opacity.

-    Replaced three PCB transformers at a cost of $2.7 million.


10: NORSKE SKOG CANADA LIMITED
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2002
KEY GOALS

ALL MILLS

- As part of the mills' ongoing efforts to reduce potential risk on the receiving environment, the Company is studying an opportunity to minimize transportation and storage risks by eliminating sulphur dioxide (SO2) inventories in favour of a single generation facility manufacturing a liquid brightening agent. In 2000, both Crofton and Elk Falls eliminated the use of ammonia in favour of liquid fertilizer in their effluent treatment systems. Both Port Alberni and Powell River eliminated the use of ammonia several years ago.

CROFTON

- Following WLAP approval, begin expansion of the power boiler wood ash landfill.

- Finish scoping and pre-engineering of the final phase of the odour reduction project (estimated installation cost of $1 million) to further reduce Total Reduced Sulphur (TRS) emissions from the kraft operation.

- Complete improvement of the recovery boiler emissions controls and install additional real-time stack monitoring instrumentation to continue reductions in mill particulate emissions.

-    Upgrade the foreshore leachate/stormwater collection system.

ELK FALLS

-    Complete optimization of the new wet electrostatic precipitator.

- Continue to investigate TRS reduction from the recovery boiler using oxygen technology.

-    Complete repairs to UNOX reactor in effluent system.

-    Conduct a trial using coal as an auxiliary fuel in the power boiler.

-    Integrate the ISO 14001 EMS of the mill's pulp and paper operations.

PORT ALBERNI

-    Obtain ISO 14001 registration.

- Install an upgraded leachate collection system in the old kraft chip pile area of the mill.

- Reduce mill fresh water consumption with the installation of a mechanical barker in the Woodroom.

POWELL RIVER

-    Obtain ISO 14001 registration.

-    Continue with program to upgrade key chemical storage systems.

- Implement additional collection and treatment of cooling water streams to improve the effluent system's operation.

-    Improve the reliability of power supply to the effluent treatment system.

- Implement maintenance and repair of the effluent treatment system's underground piping.

-    Complete remediation project for PCB contaminated soils and concrete.


11: NORSKE SKOG CANADA LIMITED
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C R O F T O N

THE CROFTON PULP AND PAPER MILL IS LOCATED NEXT DOOR TO THE SMALL COMMUNITY OF CROFTON, ON THE SOUTHEAST COAST OF VANCOUVER ISLAND IN THE COWICHAN VALLEY REGION. THE COMMUNITY TRACES ITS ROOTS BACK TO THE EARLY 1900S WHEN HENRY CROFT BUILT A HANDFUL OF HOMES FOR WORKERS IN HIS COPPER MINING AND SMELTING ENTERPRISE.

MR. CROFT'S MINE CLOSED A FEW YEARS LATER, BUT CROFTON'S DEEP-SEA PORT EVENTUALLY BECAME THE IDEAL LOCATION FOR A PULP AND PAPER OPERATION. TODAY, THE MILL'S 1,000 EMPLOYEES LARGELY MAKE THEIR HOMES IN VARIOUS PARTS OF THE COWICHAN REGION - FROM LADYSMITH AND CHEMAINUS TO THE NORTH AND THE NEARBY CITY OF DUNCAN TO MILL BAY TO THE SOUTH.

SURROUNDED BY BREATHTAKING SCENERY - HIGH MOUNTAINS, LUSH FORESTS, RICH FARMLAND, SPARKLING SEASCAPES AND FRESHWATER STREAMS AND LAKES - CROFTON'S PEOPLE ARE ACUTELY AWARE OF THE NEED FOR AND BENEFITS OF ENVIRONMENTAL PROTECTION.

Located on southern Vancouver Island near Duncan, Crofton is an integrated pulp and paper mill with three paper machines and two pulp lines. Major products include newsprint, directory paper and NBSK pulp, which is used in the manufacture of printing, writing and tissue papers.

Newsprint capacity:               280,000 tonnes
Directory capacity:               150,000 tonnes
Market pulp capacity:             200,000 tonnes
Paper machines:                            Three
Pulp lines:                                  Two
Employees:                                 1,000

NEW DEVELOPMENTS
AND INITIATIVES

UPGRADING THE POWER BOILER

We made several important upgrades to the No. 4 Power boiler in 2001 - reducing emissions and improving its operating performance. In April, we spent $2 million to rebuild its emissions control equipment and installed four new woodwaste presses at a cost of $13 million to further improve the boiler's operation. The presses squeeze water out of the moist woodwaste, enabling the boiler to burn it more efficiently.

Since the upgrades, the power boiler and emissions control equipment have been outperforming original projections, and there have been no ash emission incidents. The boiler has met its new lower permit limit which was reduced by WLAP in July 2001.

In 2002, the No. 4 Recovery boiler emissions control equipment will be upgraded to improve the efficiency of the stack particulate removal system, contributing to further emission reductions.

ODOURS REDUCED BY 70 PER CENT

In May, we achieved a 70 per cent reduction in odorous emissions, completing the first phase of a $12 million project. This included installing large diameter piping to collect odorous gases from the mill's pulp cooking lines and direct them into the boilers to be incinerated. It also included lime kiln upgrades.

Odours will be further reduced by the final phase of the project, which will involve collecting and incinerating additional sources of odorous gases. This is scheduled to be completed in 2003 at a cost of $1 million, pending an engineering review and approval by WLAP.

IMPROVING THE WATER TREATMENT PLANT

Our freshwater treatment plant provides both process water for the mill's operation and drinking water for the Crofton community. The water treatment plant removes non-toxic river sediment, which in the past was discharged into Stuart Channel in a wastewater stream. In 2001, a $2.5 million upgrade was completed to eliminate this discharge by recycling the wastewater back into the plant. Mill water use has dropped significantly as a result of the recycling process. The project also included replacing the drinking water system controls with state-of-the-art controlling, measurement and recording systems.

UPGRADING COWICHAN
RIVER PUMPHOUSE FISH SCREENS

The mill draws its water from a pumphouse on the Cowichan River in Duncan through an underground pipeline. In July, fish fry were discovered in the mill's water treatment plant and it was concluded that they were passing through the pumphouse screens into the mill's water system. The fish were returned to the Cowichan River and the pumphouse screens upgraded with new brushes and seals to prevent fish entry.


12: NORSKE SKOG CANADA LIMITED

[PHOTO]             Don McKendrick,
                    Vice-president, Operations, Crofton Division

[PHOTO]             Graham Kissack,
                    Director, Environment, Crofton Division and
                    Environmental Forum Coordinator

EXPANDING THE WOOD ASH LANDFILL

In January 2002, we filed a permit amendment application with WLAP to expand the mill's current wood ash landfill in Crofton. Used to dispose of ash created by burning woodwaste in the mill's power boiler, the current landfill will be full by 2003. The proposed seven-hectare expansion will add about 20 years to the landfill site's capacity.

A $500,000 independent site assessment was completed to determine the suitability of the site for expansion, including factors such as soil, biological, archaeological, environmental and social considerations. The $5 million expansion will include an engineered synthetic liner, a surface water diversion system, leachate collection and treatment at the mill's effluent treatment plant, and perimeter testing wells. Given WLAP approval, the expansion will be completed in 2003.

IMPROVING OUR CHEMICAL HANDLING SYSTEMS

We are undertaking several improvements to the mill's chemical handling systems at a cost of approximately $1.5 million. A new hydrogen peroxide tank was installed in January 2002 to replace the two old storage tanks and reduce spill potential. The mill experienced three environmental spills in the previous 18 months with the old tanks; all were contained within our spill control systems.

The chlorine dioxide storage area will also be upgraded with a larger capacity spill containment berm and seismic improvements. An existing raw green liquor storage tank will be replaced with a new tank.

STORMWATER COLLECTION

We will also increase the capacity of the stormwater collection system to ensure that all foreshore surface water is collected into the mill's effluent treatment plant, even during times of heavy rainfall.

FOSTERING LEARNING

The mill contributes to youth's understanding of wildlife and the environment by helping to fund salmon enhancement studies in local elementary schools. In these programs, children incubate salmon eggs in the classroom, observe their development and then release the resulting fry into local streams.

SUPPORT OF THE CROFTON SEAWALK PROJECT

The Crofton Community Seawalk Project, aimed to enhance and celebrate the local waterfront environment and help attract tourism to the town, received a major boost this year with NorskeCanada's donation of $100,000.

The walk will be a combination of raised boardwalk and crushed stone pathway stretching 700 metres along the waterfront, looking out to the scenic Gulf Islands. The project was conceived in the late 1980s by the Crofton Community Centre Society.

In honour of the Company's role as a major corporate partner, the path will be named "Crofton NorskeCanada Way."


13: NORSKE SKOG CANADA LIMITED

E L K
F A L L S

THE COMMUNITY OF CAMPBELL RIVER IS SITUATED ON THE CENTRAL EAST COAST OF VANCOUVER ISLAND. WITH 30,000 RESIDENTS AND A DIVERSIFIED ECONOMY, IT IS A MAJOR REGIONAL CENTRE THAT SERVES AS A NATURAL DISTRIBUTION AND SERVICE HUB FOR THE NORTHERN HALF OF THE ISLAND.

SALMON FISHING ENTHUSIASTS FLOCK TO CAMPBELL RIVER AS A GATEWAY TO THE ABUNDANT WATERS OF THE GEORGIA BASIN - BORDERED BY VANCOUVER ISLAND, THE B.C. MAINLAND AND THE NORTHERN GULF ISLANDS. WITH OVER 22 KILOMETRES OF WATERFRONT, THE CITY IS ALSO A PRIMARY PORT ON THE INSIDE PASSAGE FREQUENTED BY ALASKA CRUISE SHIPS AND OTHER DEEP-SEA VESSELS.

The Elk Falls mill, located near Campbell River on Vancouver Island, is an integrated pulp and paper mill operating three paper machines and two pulp lines. Major paper products are newsprint and groundwood specialty papers used in catalogues and newspaper inserts. Pulp products include sawdust-based kraft pulp as well as containerboard, used in product packaging.

Newsprint capacity:                 365,000 tonnes
Specialties capacity:               145,000 tonnes
Market pulp capacity:               210,000 tonnes
Containerboard capacity:            105,000 tonnes
Paper machines:                              Three
Pulp lines:                                    Two
Employees:                                   1,000

NEW DEVELOPMENTS
AND INITIATIVES

NEW PRECIPITATOR REDUCES EMISSIONS

In July 2001, we installed a wet electrostatic precipitator on the No. 5 power boiler at a cost of $19 million. Using state-of-the-art technology, this precipitator reduces particulate emissions by an estimated 85 per cent. An added benefit of the new system is that it reduces the use of natural gas and oil, formerly used in place of woodwaste to control opacity.

While some plugging of flue gas passages occurred six weeks after start-up, we have been tuning the system and expect to resolve performance and plugging problems during the year. The new precipitator has significantly reduced the number of public complaints regarding smoke and poor visibility in Campbell River, and has virtually eliminated the haze conditions that can occur in the city.

ELK PRIME (TM) AWARDED
ENVIRONMENTAL CHOICE CERTIFICATION

In November, Elk Prime(TM) - the Company's sawdust-based pulp produced at Elk Falls - was awarded Environmental Choice certification by Environment Canada. This certification program recognizes products that have a reduced impact on the environment. Elk Prime(TM) is made principally from sawdust, which in many areas is burned or disposed of in landfills. As a result of certification, Elk Prime(TM) can now feature the program's Ecologo(TM) trademark.

REPAIRS TO UNOX REACTORS

Our UNOX reactors are an integral part of our effluent treatment system, using oxygen and nutrients with microbial organisms to reduce biochemical oxygen demand (BOD) and toxicity. An inspection in May found damage to the concrete structures caused by a microbe living on the concrete surface.

We repaired one reactor immediately and temporarily reinforced the other two. With one quarter of our effluent treatment capacity out of service, we operated with 20 per cent less water usage. All units have been repaired and are now in service.


14: NORSKE SKOG CANADA LIMITED

[PHOTO]             Norm Facey,
                    Vice-president, Operations, Elk Falls Division

[PHOTO]             Chuck Easton,
                    Technical Manager, Pulp Operations, Elk Falls Division

REDUCING FIBRE LOSSES

Over the past year we have been working to reduce fibre losses in paper mill process water going to our effluent treatment system. We are now retaining this fibre and using it to manufacture products, realizing both environmental and economic benefits.

In 2002, we will be working to resolve ongoing effluent toxicity issues that are a result of high BOD loads caused by increased newsprint production and reductions in kraft usage.

COAL TRIAL

In 2002, we will be conducting a three-month trial to burn coal from a local Campbell River mine as an auxiliary fuel in the power boiler. Our goal is to see whether coal will help us burn the primary fuel - woodwaste - more efficiently. If so, less ash will be produced, ultimately reducing volumes disposed of in landfills. Coal may also reduce emissions compared to using other auxiliary fuels in the power boiler, such as natural gas and oil.

OTHER INITIATIVES

Both our paper and pulp operations at Elk Falls are registered under ISO 14001. This year we will be integrating the Environmental Management System for paper and pulp to create a more efficient and streamlined system.

Over the year, Elk Falls will also develop the second phase of our TRS abatement plans, initiate strategies for minimizing water consumption and develop plans to phase out the use of sulphur dioxide.

KEEPING IN TOUCH WITH THE COMMUNITY

As a major employer and participant in the local community since starting operations in June 1952, the Elk Falls mill keeps in close touch with the people of Campbell River.

The mill and its employees are major supporters of the local United Way and the Campbell River Hospital Foundation. In 2001, they also played a role in the annual Campbell River Children's Festival, attended by over 3,000 residents.

To keep the community informed, the mill sent three newsletters to local residents during the year, each reporting on and discussing a variety of environmental topics. In addition, the mill supports local salmon enhancement projects.


15: NORSKE SKOG CANADA LIMITED

P O R T
A L B E R N I

A THRIVING FOREST INDUSTRY CENTRE FOR 80 YEARS, THE CITY OF PORT ALBERNI IS SITUATED AT THE HEAD OF THE 48-KILOMETRE-LONG ALBERNI INLET, SURROUNDED BY SCENIC WOODED MOUNTAINS. WITH READY ACCESS TO THE PACIFIC OCEAN, ITS WORLD-CLASS DEEP-SEA PORT IS CLOSER TO ASIA THAN ANY OTHER IN NORTH AMERICA.

THE CITY IS NAMED FOR PEDRO DE ALBERNI, A SPANISH SEA CAPTAIN WHO SAILED NEARBY WATERS IN 1791. HOME TO ABOUT 29,000 RESIDENTS, IT IS THE GATEWAY TO PACIFIC RIM NATIONAL PARK ON VANCOUVER ISLAND'S WEST COAST. EACH YEAR PORT ALBERNI HOSTS CLOSE TO 950,000 TOURISTS FROM AROUND THE WORLD, COMING TO PURSUE SUCH ACTIVITIES AS SKIING, SWIMMING, HIKING, SPORT FISHING, DIVING AND KAYAKING, OR JUST TO ENJOY ITS SCENIC BEAUTY.

NORSKECANADA AND ITS EMPLOYEES ARE PROUD TO CONTRIBUTE TO THE COMMUNITY'S CULTURAL, SOCIAL AND ECONOMIC VITALITY.

The Port Alberni paper mill is located at the head of the long fjord-like Alberni inlet on the west coast of Vancouver Island. The mill's three paper machines produce directory and lightweight coated papers used in telephone directories, catalogues, magazines, brochures, newspaper inserts and flyers.

Directory capacity:                   223,000 tonnes
Lightweight coated capacity:          209,000 tonnes
Paper machines:                                Three
Employees:                                       750

NEW DEVELOPMENTS
AND INITIATIVES

TOP-OF-THE-LINE STORAGE TANKS

In 2001, we installed a new $400,000 centralized vehicle fuelling station incorporating numerous environmental safeguards. The station's new above-ground storage tank is built to the latest standards and eliminates the environmental risks associated with three old tanks - one underground and two above ground - which were located close to waterways.

Another project completed during the year addressed both personal safety and environmental concerns. The new paper mill specialty chemical storage facility provides permanent storage, piping and pumping systems to replace a number of temporary systems. The storage facility's new tanks are equipped with complete secondary containment systems to prevent any spills from impacting the effluent treatment system.

IMPROVED BOILER OPERATIONS

Power boiler particulate emissions were reduced to an all-time low in 2001, while burning high rates of woodwaste and tire-derived fuel. The boiler is burning more efficiently as a result of upgrades to the precipitator electrical controls in 2001 and improvements to the boiler combustion control and flue gas distribution in 2000.

REDUCING ENERGY COSTS AND FIBRE LOSS

During the year we launched a $4.6 million energy reduction initiative to recover heat from effluent streams, reduce mill steam requirements and decrease oil and natural gas use. This initiative minimizes our reliance on fossil fuels, reducing greenhouse gas emissions and mill operating costs.

In normal operations, some fibre and filler are washed out of the pulping and papermaking processes into the effluent treatment system. During the year we carried out equipment modifications and repairs and achieved a 10 per cent improvement in the amount of fibre recovered, reducing the load on the treatment system. The recovered fibre is recycled, contributing to cost savings.


16: NORSKE SKOG CANADA LIMITED

[PHOTO]             Dave Bird,
                    Vice-president, Operations, Port Alberni Division

[PHOTO]             Larry Cross,
                    Supervisor, Environment and Lab Services,
                    Port Alberni Division

TRIALS TO REDUCE POWER BOILER EMISSIONS

Along with other pulp and paper mills in coastal B.C., Port Alberni is investigating how to reduce the emission of trace quantities of dioxins and furans from the power boiler. Testing conducted in 2001 suggested that high temperatures in the exhaust gases from the boiler might be a key factor. We will be conducting trials in 2002 to determine if operating the boiler at lower temperatures will result in lower emissions.

ISO 14001 REGISTRATION PLANNED

In 2002, we will be implementing the ISO 14001 standard for the mill's Environmental Management System. This effort will benefit from the successful experience gained through our existing Quality Management System (ISO 9001) as well as the ISO 14001 programs in place at Crofton and Elk Falls.

REDUCING RISK

We are always seeking ways to reduce environmental risk. This year, we plan to expand the collection of stormwater in order to divert runoff from an old chip storage area to our effluent treatment system. A NorskeCanada team is also investigating opportunities to minimize risks associated with transporting and storing sulphur dioxide.

RESTORING TIDAL MUD FLATS

One way the Port Alberni mill demonstrates its commitment to the environment and the community is its ongoing program to restore vegetation on the tidal mudflats near its woodwaste fuel storage area.

Started in 1997 in cooperation with a local fish conservation group and Fisheries and Oceans Canada, the project is successfully maintaining vegetation that provides critical habitat for juvenile salmon.

TIRE-DERIVED FUEL

An innovative energy initiative with environmental benefits was launched at Port Alberni in 1999 when the mill started combining tire-derived fuel with low-grade woodwaste to fire its power boiler in winter months.

The fuel supplement - consisting of chipped tires - significantly improves the burning efficiency of the woodwaste. The mix enables the mill to reduce natural gas consumption while offering an economical and environmentally sound solution for disposing of old tires. Port Alberni's air emissions permit was amended in 1999 to allow the use of tire-derived fuel as an auxiliary fuel and extensive testing has shown no negative air quality impact.


17: NORSKE SKOG CANADA LIMITED

P O W E L L
R I V E R

THE POWELL RIVER PAPER MILL BEGAN OPERATION IN 1912 - THE FIRST NEWSPRINT PRODUCER IN WESTERN CANADA. AND FROM THE BEGINNING THE MILL HAS BEEN A PROUD CONTRIBUTOR TO THE VIBRANT COMMUNITY OF THE SAME NAME.

SITUATED ON BRITISH COLUMBIA'S MAINLAND - AT THE TOP OF THE SUNSHINE COAST, ABOUT 140 KILOMETRES NORTHWEST OF VANCOUVER - THE DISTRICT OF POWELL RIVER NOW BOASTS A POPULATION OF 22,000. NESTLED BETWEEN THE WATERS OF THE STRAIT OF GEORGIA AND THE PINE FORESTS OF THE COAST MOUNTAIN RANGE, ITS LOCATION, MILD CLIMATE AND NATURAL BEAUTY MAKE IT A POPULAR VACATION SPOT, ESPECIALLY ATTRACTIVE TO DIVERS, HIKERS, KAYAKERS AND OTHER OUTDOORS ENTHUSIASTS.

THE MILL AND ITS PEOPLE ACTIVELY SUPPORT LOCAL PROGRAMS AND COMMUNITY ORGANIZATIONS, WITH PARTICULAR EMPHASIS ON PURSUITS WITH AN ENVIRONMENTAL ASPECT. ONE EXAMPLE IS A SALMON HATCHERY BUILT ON THE MILL SITE IN 2000. SPONSORED BY THE MILL AND OPERATED BY THE POWELL RIVER SALMON SOCIETY, THE HATCHERY CAN REAR 2.5 MILLION SALMON FRY ANNUALLY FOR RELEASE INTO STREAMS ALONG THE SUNSHINE COAST.

The Powell River mill, located on the mainland coast of British Columbia, produces newsprint and groundwood specialty papers on three paper machines. The mill's specialty grades are used in catalogues, magazines, inserts, flyers and high-volume weekend newspaper magazines.

Newsprint capacity:               227,000 tonnes
Specialties capacity:             232,000 tonnes
Paper machines:                            Three
Employees:                                   700

NEW DEVELOPMENTS
AND INITIATIVES

DECOMMISSIONING THE KRAFT MILL

In November and December 2001, Powell River's kraft pulp mill was permanently closed. Extensive planning ensured a safe and environmentally sound shutdown. Numerous tanks and pipelines were drained and cleaned, and bulk chemicals were transferred to other mills for their use. With the closure of the kraft mill, we expect the mill's overall emissions to be significantly reduced.

In the year leading up to shutdown, the kraft mill implemented an odour collection and incineration system that brought TRS emissions well within our permit limit and reduced odour in the community.

The mill's woodroom and stone groundwood operations were also closed during the year. In 2002, we will be working with WLAP to update the mill's main discharge permits to reflect the change in ownership and the operational closures.

FUEL EXCHANGE INITIATIVE REDUCES OPACITY

In the past, burning high salt-laden woodwaste in the mill's No. 19 power boiler contributed to elevated levels of haze. Following the integration of the Company's four mills in 2001, high salt-laden woodwaste formerly burned at Powell River is now burned more efficiently at Elk Falls, and lower salt content woodwaste formerly burned at Elk Falls is now burned at Powell River. This change enables the mills to burn more woodwaste and has contributed to energy savings as well as reduced consumption of oil and natural gas. In the six months following this and other changes, Powell River met its opacity permit limit with no exceedances.

IMPROVING OUR ENVIRONMENTAL PERFORMANCE

Several key initiatives are underway to improve our environmental performance. These include installing spill containment systems and upgrading the seismic stability of critical chemical storage tanks. A 2001 air permit amendment providing power boiler operators more time to respond to opacity upsets, together with our multi-phase power boiler nitrogen oxides management plan, are expected to reduce air permit issues significantly. We have also improved response and follow-up procedures for cooling water outfall pH excursions and are examining the potential benefits of diverting some cooling water streams to process sewers. An upgrade to the outfall monitoring instrumentation and data collection system was completed in 2001.


18: NORSKE SKOG CANADA LIMITED

[PHOTO]             Brian Johnston,
                    Vice-president, Operations, Powell River Division

[PHOTO]             Drew Kilback,
                    Manager, Environment and ISO, Powell River Division

ENSURING A RELIABLE POWER SUPPLY

Following three mill-wide power failures in 2001, we initiated a capital project to improve the reliability of the power supply for critical services, including the effluent treatment system. This project will be completed in 2002.

ACHIEVING ISO 14001 REGISTRATION IN 2002

We are working to achieve ISO 14001 registration by the third quarter of 2002. In 2001 we completed a gap assessment showing that the majority of the ISO 14001 components were in place at Powell River.

PAPRICAN RESEARCH ON
POWER BOILER DIOXIN EMISSIONS

We continue to participate in PAPRICAN's research project to determine control strategies for trace dioxin/furan emissions from coastal power boilers. Results from the 2001 semi-annual stack emission tests show that the dioxin/furan emissions from the No. 19 power boiler continue to be among the lowest recorded by coastal boilers and well below the Canada-wide standard for existing and new boilers.

BIOREMEDIATING PCB-CONTAMINATED SOIL

NorskeCanada's Powell River mill is using friendly "bugs" to clean up 350 tonnes of soil and concrete contaminated with hazardous PCB, enabling the soil to be reused and reducing waste volumes sent to landfill.

PCB, formerly used widely as a transformer fluid in electrical equipment, is an organic compound containing chlorine. Its use was discontinued after it was determined to be hazardous to the environment and human health.

Powell River's novel biological treatment of materials contaminated with PCB residue started in 2001 and is expected to be completed by fall 2002. The microbes have proven effective in reducing PCB to non-detectable levels.


19: NORSKE SKOG CANADA LIMITED

IMPROVING OUR PERFORMANCE

AIR EMISSIONS
1997 - 1999: fiscal years
2000 - 2001: calendar years


                    DIRECT GHGS (tonnes CO2e/year)

                   97         98         99         00         01
Crofton         144,129    193,293    263,503    248,000    318,000
Elk Falls       202,025    188,623    282,307    263,133    266,434
Port Alberni    146,776    115,125    101,945     95,203     95,000
Powell River    185,491     91,634     78,773     71,450     79,393

                           PARTICULATE MATTER (kg/day)

                        97         98         99         00         01
Crofton               1,330      1,720       1,681      2,244      1,494
  Permit Level        4,855      4,855       4,855      4,855      4,158

Elk Falls             1,529      1,583       2,197      1,805      1,917
  Permit Level       17,232      6,172       6,172      6,172      6,172

Port Alberni            412        510         668        329        250
  Permit Level        3,246      3,246       3,246      1,623      1,623

Powell River          7,297      2,317       1,835      1,564        822
  Permit Level        8,522      4,418       4,418      4,044      2,921



FOLLOWING THE PERMANENT CLOSURE OF THE POWELL RIVER KRAFT PULP MILL IN NOVEMBER 2001, CROFTON AND ELK FALLS HAVE NORSKECANADA'S ONLY KRAFT OPERATIONS. BECAUSE KRAFT PRODUCTION INVOLVES CHEMICAL PROCESSES NOT DIRECTLY INVOLVED IN PAPER MANUFACTURING, PULP MILL ENVIRONMENTAL PERFORMANCE IS MEASURED ON A NUMBER OF PARAMETERS NOT APPLIED TO PAPER MILLS - SUCH AS AOX AND TRS.

NorskeCanada is committed to continuously reducing the effect of its operations on the environment. Advanced technology and exacting procedures in place at the Company's four mills are designed to ensure that the facilities operate efficiently and effectively while consistently complying with government regulations for air emissions, effluent discharges and solid waste generation. Ultimately, the goal is to provide customers with quality pulp and paper products that reflect a high level of social and environmental responsibility.

AIR QUALITY
IMPROVEMENT

The Company strives to achieve ongoing improvement in air quality in the vicinity of its four mills. During the past year, Crofton and Elk Falls - the only NorskeCanada mills now producing kraft pulp - made significant progress in reducing odours associated with the chemical pulping process. As well, new woodwaste fuel presses installed at Crofton and a new wet electrostatic precipitator at Elk Falls have contributed to sharply reduced emissions of particulate and haze at the respective mills. Opacity problems at Powell River have been largely eliminated after the mill stopped using woodwaste with high salt content as power boiler fuel. The Company's mills already meet scheduled 2006 federal regulations limiting emissions of dioxins, which are generated by burning woodwaste containing high levels of sea salt.


20: NORSKE SKOG CANADA LIMITED

                        POWER BOILER DIOXIN (ng/m3 TEQ)

                   97         98         99         00         01
Crofton         no test    no test    no test      0.132     0.089
Elk Falls        0.6       no test    no test     no test    0.11
Port Alberni    no test    no test     1.00        0.27      0.24
Powell River     0.660      0.035      0.044       0.082     0.045

                                  TRS (kg/day)

                        97         98         99         00         01
Crofton                156      no test      523        588        322
  Permit Level         379        379        379        379        379

Elk Falls              265        241        233        307        201
  Permit Level         757        647        647        647        647

Powell River           306        247        258        284         39
  Permit Level         537        537        537        537        375



AIR EMISSIONS

CROFTON                        1997   1998  1999  2000   2001
-------------------------------------------------------------
Direct GHGs as
  tonnes CO2e/adt               389    404   349   340    490
Particulate matter kg/adt      0.67   1.00  0.88  1.13   0.77
TRS kg/adt                       --   0.14  0.45  0.45   0.26
Ambient TRS % compliance
  A level 24 hr average        98.2   95.2  94.3  90.7   91.1
Ambient PM10 %
  compliance A level            100   99.9  99.7  99.8   99.9

ELK FALLS                      1997   1998  1999  2000   2001
-------------------------------------------------------------
Direct GHGs as
  tonnes CO2e/adt               540    460   380   340    370
Particulate matter kg/adt      0.60   0.79  1.00  0.79   0.86
TRS kg/adt                     0.23   0.26  0.23  0.33   0.21
Ambient TRS % compliance
  A level 24 hr average          --    100  99.9  99.9   99.9
Ambient PM10 %
  compliance A level             --   99.9   100   100    100

PORT ALBERNI                   1997   1998  1999  2000   2001
-------------------------------------------------------------
Direct GHGs as
  tonnes CO2e/adt               352    310   290   270    256
Particulate matter kg/adt      0.38   0.44  0.56  0.26   0.22
Ambient PM10 %
  compliance A level            100    100   100   100    100

POWELL RIVER                   1997   1998  1999  2000   2001
-------------------------------------------------------------
Direct GHGs as
  tonnes CO2e/adt               325    157   133   122    126
particulate matter kg/adt      4.96   1.58  1.06  0.97   0.39
TRS kg/adt                     0.65   0.50  0.53  0.53   0.08
Ambient TRS % compliance
  A level 24 hr average        98.6   98.4  99.7  98.1   97.3
Ambient PM10 %
  compliance A level           99.7    100   100   100    100


21: NORSKE SKOG CANADA LIMITED

EFFLUENT

Fiscal 1998 (Strike year): TSS and BOD (kg/day) data is for the whole fiscal year, whereas kg/adt is for operating days with the exception of fiscal 1998. 1997 - 1999: fiscal years
2000 - 2001: calendar years

                                  TSS (kg/day)

                        97         98         99         00         01
Crofton               3,900       1,200       3,500      2,500      3,000
  Permit Level       27,300      16,900      16,900     16,900     16,900

Elk Falls             7,300       7,800       8,200      7,900      6,500
  Permit Level       27,000      27,000      27,000     18,230     18,230

Port Alberni            730         850         760      1,010        660
  Permit Level        6,092       6,092       6,092      6,092      6,092

Powell River          2,700       1,834       2,590      3,793      3,400
  Permit Level       19,766      19,766      19,766     17,075     15,921

                                  BOD (kg/day)

                        97         98         99         00         01
Crofton               2,300         500       1,900      1,200      1,400
  Permit Level       17,900       8,450       8,450      8,450      8,450

Elk Falls             3,900       3,800       3,600      4,500      3,400
  Permit Level       18,000      18,000      18,000     10,940     10,940

Port Alberni            340         460         500        560        500
  Permit Level        3,385       3,385       3,385      3,385      3,385

Powell River            580         514         404        948      1,200
  Permit Level       13,178      13,178      13,178      7,364      4,953



SAFEGUARDING
WATER QUALITY

Mill wastewater passes through primary and secondary effluent treatment before discharge into receiving waters. Primary treatment reduces solids through settling, while secondary treatment uses microorganisms to reduce the effluent's biochemical oxygen demand (BOD) and toxicity. Effluent quality has progressively improved since secondary treatment systems were installed at the four operations in the early 1990s.

Government standards requiring kraft pulp mills in British Columbia to reduce discharges of adsorbable organic halides (AOX) to zero were legislated in 1992 and are due to take effect December 31, 2002. AOX is a family of chemical compounds created as a byproduct of the kraft bleaching process when chlorine reacts with wood.

In March 2002, an independent advisory panel of scientists appointed by the B.C. Government reported that there was no scientific basis for the zero discharge standard. Average AOX discharge by B.C. Pulp mills in 2001 was under 0.5 kilograms per air-dried tonne produced, compared with 2.7 kilograms in 1991. Crofton and Elk Falls respectively averaged 0.35 And 0.49 kg of AOX discharged per tonne of pulp in 2001. The B.C. Minister of Water, Land and Air Protection is expected to make a recommendation to the provincial cabinet on AOX.

EFFLUENT

CROFTON                         1997  1998  1999  2000   2001
-------------------------------------------------------------
Water use m3/adt                  86   100    94    87     80
TSS kg/adt                      1.90  1.89  1.94  1.28   1.90
BOD kg/adt                      1.16  1.02  1.02  0.62   0.79
AOX kg/adt                      0.66  0.43  0.48  0.38   0.35
2378 TCDD ppq                     ND    ND    ND    ND     ND
2378 TCDF ppq                     ND    ND    ND    ND     ND
Trout toxicity % compliance     89.5   100   100   100    100

ELK FALLS                       1997  1998  1999  2000   2001
-------------------------------------------------------------
Water use m3/adt                  --   102    93    85     88
TSS kg/adt                      2.87  3.87  3.74  3.45   2.92
BOD kg/adt                      1.53  1.89  1.64  1.96   1.53
AOX kg/adt                      0.73  0.69  0.61  0.58   0.49
2378 TCDD ppq                     ND    ND    ND    ND     ND
2378 TCDF ppq                   10.5    19    11   5.1    5.3
Trout toxicity % compliance      100   100   100    83     92


22: NORSKE SKOG CANADA LIMITED

SOLID WASTE
1997 - 1999: fiscal years
2000 - 2001: calendar years

                                  AOX (kg/day)

                        97         98         99         00         01
Crofton                 650        390         497        390        341
  Permit Level        1,650      1,650       1,650      1,650      1,650

Elk Falls               654        450         501        442        371
  Permit Level        1,500      1,500       1,500      1,500        966

Powell River            200        183         162        223        200
  Permit Level          873        873         873        588        469


                        SOLID WASTE TO LANDFILL (m3/adt)

                        97         98         99         00         01
Crofton            no data     strike       0.07       0.05       0.05
Elk Falls          no data    no data    no data       0.28       0.15
Port Alberni          0.09       0.14       0.10       0.08       0.07
Powell River          0.02       0.05       0.04       0.03       0.03




PORT ALBERNI                    1997  1998  1999  2000   2001
-------------------------------------------------------------
Water use m3/adt                 120   128   118   111    107
TSS kg/adt                      0.66  0.71  0.66  0.86   0.55
BOD kg/adt                      0.31  0.38  0.44  0.48   0.42
Trout toxicity % compliance      100   100   100   100    100

POWELL RIVER                    1997  1998  1999  2000   2001
-------------------------------------------------------------
Water use m3/adt                 133   128   129   120     95
TSS kg/adt                      1.70  1.25  1.70  2.18   2.00
BOD kg/adt                      0.40  0.35  0.27  0.55   0.70
AOX kg/adt                      0.40  0.37  0.33  0.38   0.34
2378 TCDD ppq                     ND    ND    ND    ND     ND
2378 TCDF ppq                     ND    23    ND    ND     ND
Trout toxicity % compliance      100   100   100   100    100

ND: NON-DETECTABLE - TEST RESULT WAS BELOW 2 PARTS PER QUADRILLION

REDUCING
SOLID WASTE

NorskeCanada's ongoing efforts to minimize solid waste at its operations include reducing fibre in process effluent, seeking new uses for waste materials and investigating disposal alternatives. Typical solid waste materials generated at our mills include boiler wood ash, lime mud from the recausticizing process, sludge from effluent treatment systems and unusable wood refuse. All four mills currently recycle solid wastes wherever possible, including woodwaste, metal, paper and waste oil.

SOLID
WASTE

CROFTON                     1997   1998   1999  2000   2001
-------------------------------------------------------------
Solid waste
  to landfill m3/adt     no data  strike  0.07  0.05   0.05

ELK FALLS                   1997   1998   1999  2000   2001
-----------------------------------------------------------
Solid waste
  to landfill m3/adt          --     --     --  0.28   0.15

PORT ALBERNI                1997   1998   1999  2000   2001
-----------------------------------------------------------
Solid waste
  to landfill m3/adt        0.09   0.14   0.10  0.08   0.07

POWELL RIVER                1997   1998   1999  2000   2001
-----------------------------------------------------------
Solid waste
  to landfill m3/adt        0.02   0.05   0.04  0.03   0.03

Solid waste to landfill does not include domestic waste and is an average based on operating days and includes grits, lime, dregs, wood/concrete and ash.


23: NORSKE SKOG CANADA LIMITED

2001
COMPLIANCE ISSUES

CROFTON

In February 2001, an operational upset in the mill's woodwaste-fueled power boiler overloaded emissions control equipment, resulting in the discharge of wood ash onto the town of Crofton. We responded by shutting down the boiler, cleaning up the town and undertaking an investigation into the cause. Power boiler upgrades in 2001, including installation of a new precipitator and woodwaste presses to promote more efficient burning, have reduced particulate emissions by 80 per cent. Since these improvements, the power boiler has consistently met its particulate permit and eliminated episodes of wood ash emissions.

There were five monthly miscellaneous TRS permit exceedances in 2001. Completion of the mill's odour reduction project in 2001 eliminated such incidents.

ELK FALLS

In February 2001, Elk Falls failed one effluent toxicity test. The problem was due to periodic BOD overloads of the UNOX effluent treatment system. We continue to optimize the treatment process and are carefully monitoring the plant's effluent quality.

The mill was evacuated in July following a leak of sulphur dioxide that occurred during routine maintenance. In August, a chlorine dioxide leak was experienced. In both instances, reports were made to WLAP and maintenance procedures were modified to eliminate the likelihood of such leaks in future.

A 60-minute overflow of untreated effluent occurred following a power failure in August. This incident is still under investigation.

PORT ALBERNI

At the Port Alberni mill, there were no permit compliance issues relating to air, effluent or landfill and no environmental spills in 2001. There were two reportable releases of small quantities of refrigerant from the mill's refrigeration systems. The source of the releases was repaired and the mill continues its ongoing replacement and maintenance of its refrigeration system.

In March, the Company was acquitted on a 1998 charge relating to activities of a contractor where a small quantity of water from a construction excavation at the mill's woodwaste fuel pile escaped to a nearby creek. In addition, a Waste Management Act charge was laid in 2001 as a result of an effluent release during an electrical power failure at the mill in 1999. This issue is expected to be resolved this year.


24: NORSKE SKOG CANADA LIMITED

POWELL RIVER

In 2001, our No. 19 power boiler exceeded its opacity and nitrogen oxides permit limits on a number of occasions, related primarily to burning woodwaste with a high sea salt content. Nitrogen oxides incidents typically occurred when changing from woodwaste fuel to natural gas or when operating at levels below the boiler's normal operating rate.

To eliminate the opacity problems, high-salt woodwaste use has been significantly reduced at the mill. In addition, our air permit was amended by WLAP to change the previous six-minute averaging period to one hour. This provides a more reasonable response time for operators facing an increasing opacity trend. The change will also reduce the number of nitrogen oxides exceedances, and efforts are underway to address remaining nitrogen oxides issues.

Before Powell River's kraft pulp mill was closed in November, the mill had a miscellaneous TRS exceedance and three recovery boiler hourly TRS exceedances. Changes implemented to collect and incinerate these gases brought these emissions well within permit limits before the closure.

Seven reportable spills were recorded in 2001, three of which were caused by power failure events. Five of the spills involved the release of untreated effluent, one involved lime mud and one involved TMP pulp. Corrective action plans were developed for each incident. Environment Canada issued a warning letter regarding the latter two events and no further regulatory action is anticipated. A capital project to improve reliability of power supply to critical services, including the effluent treatment system, is underway and will be completed in 2002.

During 2001, the mill was in substantial compliance with its effluent permit with the exception of one Total Suspended Solids (TSS) and eight BOD exceedances related primarily to operational issues that have since been resolved. The pH of our two cooling water discharges was outside the permit range on a total of 26 occasions. Most of these incidents were of short duration and originated from the kraft mill, which was permanently closed in November.

The mill had a total of six water flea toxicity failures at the cooling water outfalls. All subsequent tests were non-toxic. Treatment of several cooling water streams to eliminate one of the registered outfalls is being studied.


25: NORSKE SKOG CANADA LIMITED

GLOSSARY

A LEVEL TRS: British Columbia's `A' level ambient odour objective is 2 parts per billion average or less over a 24 hour day. Percentage compliance with this objective is a measure of the percentage of days in the year in which the daily average was at or below 2 parts per billion.

AMBIENT PM 10: measure of ambient levels of fine particulate of less than or equal to 10 microns in size. B.C.'s A level PM 10 objective is 50 micrograms per cubic metre.

AMBIENT TRS: Measure of ambient Total Reduced Sulphur gases.

AOX - ADSORBABLE ORGANIC HALIDE: a measure of the amount of chlorine bound to an organic substance. Occurs in kraft operations in the bleaching process.

BOD - BIOCHEMICAL OXYGEN DEMAND: a measure of the amount of oxygen used during biodegradation of effluents over a five-day period.

CO2e: is the effective greenhouse gas emission expressed as equivalent tonnes of carbon dioxide. Some greenhouse gases have a stronger warming effect than others and the CO2e measure provides an appropriate comparison of the warming effects of every greenhouse gas.

COOLING WATER: clean water streams used only for cooling which have little or no contamination.

DIOXINS AND FURANS: specific chlorine-containing compounds that have been detected in trace amounts in pulp and paper facility emissions. 2378 TCDD & 2378 TCDF denote specific dioxin and furan substances. A non-detection result is noted as ND.

DNCG - DILUTE NON-CONDENSABLE GASES: low concentration odorous gases emitted from the kraft operations.

ELECTROSTATIC PRECIPITATOR: emissions control device typically used on combustion devices like boilers which removes particulate matter from the stack gases.

ENVIRONMENTAL AUDIT: a tool used to evaluate how well the organization, management, and equipment are meeting regulations and goals.

GREENHOUSE GASES (GHG): a group of gases which contribute to changes in the planet's atmosphere which trap heat from radiating out into space causing an increase in global temperatures. Carbon dioxide is the greenhouse gas mostly produced from combustion of fossil fuels.

ISO 14001: an international environmental management standard which outlines necessary elements of a management system.


26: NORSKE SKOG CANADA LIMITED

NOx - NITROGEN OXIDES: a group of gases made up of oxygen and nitrogen formed during combustion processes that can be an ingredient in ozone formation and is also a greenhouse gas.

OPACITY: a measure of the clarity of the air emissions which approximates the level of particulate in the gases.

PARTICULATE MATTER: small particles originating from stack emissions or other sources like chip piles.

PCB: a specific organic compound containing chlorine that was used widely in electrical equipment as a transformer fluid.

POWER BOILER: large burner designed to burn wood bark from sawmills and generate electricity and steam for the mill operations.

POWER BOILER DIOXINS: low levels of chlorinated compounds absorbed into the combusted wood ash that originate from sea salt contained in the waste bark fuel. Power boiler dioxins are expressed as dioxin equivalent units (TEQ).

SO2: A gas made up of oxygen and sulphur which forms an acid when exposed to water. SO2 can be an ingredient of acid rain formation.

SOLID WASTE: any solid wastes generated by mills that require landfilling. These include boiler wood ash, lime wastes, waste wood, and construction debris.

TREATED EFFLUENT: water discharged from pulp and paper processes which is cleaned by removing settleable solids and dissolved substances in the treatment process.

TROUT TOXICITY: standard test that exposes juvenile rainbow trout to liquid substances for 96 hours. If less than 50% of the fish die, the substance is considered non-toxic.

TRS - TOTAL REDUCED SULPHUR GASES: gases which have the characteristic smell of rotten eggs and cabbage that are emitted from kraft pulp mill operations and effluent treatment systems.

TSS - TOTAL SUSPENDED SOLIDS: filterable solids remaining in the treated mill water before discharge into the receiving environment.

UNOX: effluent treatment system that uses pure oxygen and fertilizers with hundreds of tonnes of microbiological organisms to remove BOD and toxicity.

WLAP - MINISTRY OF WATER, LAND AND AIR PROTECTION: BC provincial regulator responsible for regulating the pulp and paper industry.

WOODWASTE: tree bark, poor quality wood chips, sawdust and other clean wood-based waste products that cannot be converted into solid wood products or pulp and paper products and are used as fuel to generate steam and electricity.


27: NORSKE SKOG CANADA LIMITED

O U R
C O M P A N Y


37% newsprint                       production capacity:  872,000 tonnes
16% directory paper                 production capacity:  373,000 tonnes
25% groundwood specialty paper      production capacity:  586,000 tonnes
17% market pulp                     production capacity:  410,000 tonnes
5% containerboard                   production capacity:  105,000 tonnes



With 2.3 million tonnes of annual capacity, NorskeCanada is the third-largest groundwood paper and pulp producer in North America. Our principal business is groundwood printing papers, which account for 75 per cent of our product mix. This includes newsprint, directory paper and specialty papers that are used by publishers and commercial printers to produce magazines, catalogues, inserts and flyers.

We're also the original developer of - and a global leader in - sawdust-based pulp. Our pulp and containerboard products also include northern bleached softwood kraft (NBSK) pulp and premium whitetop linerboard.

PRODUCTION
CAPACITIES

Newsprint                            872,000 tonnes
Directory Paper                      373,000 tonnes
Groundwood Specialty Paper           586,000 tonnes
  other uncoated
  groundwood papers                  377,000 tonnes
  lightweight coated paper           209,000 tonnes
---------------------------------------------------
Total Printing Papers            1.8 Million tonnes
===================================================

Market Pulp                          410,000 tonnes

Containerboard                       105,000 tonnes

NorskeCanada is:

-    the largest producer of groundwood printing papers in western North America

-    the world's largest producer of directory paper

- the third-largest newsprint and groundwood printing paper company in North America by production capacity

LIVING OUR
COMMITMENT

NorskeCanada is strongly committed to responsible environmental performance and to continuous improvement. Our commitment includes manufacturing pulp, paper and containerboard products that reflect the growing marketplace expectation for socially and environmentally acceptable products and community expectations for operations with minimal impact.


28: NORSKE SKOG CANADA LIMITED

[MAPS]

NORSKECANADA'S FOUR MILLS, AT CROFTON, ELK FALLS, PORT ALBERNI AND POWELL RIVER, ARE LOCATED WITHIN A 160-KILOMETRE RADIUS ON BRITISH COLUMBIA'S COASTAL WATERS. PRODUCTS FROM THE COMPANY'S 12 PAPER MACHINES, FOUR PULP LINES AND ONE CONTAINERBOARD MACHINE ARE SHIPPED TO CUSTOMERS IN NORTH AMERICA, ASIA AND CENTRAL AND SOUTH AMERICA.


FOR MORE
INFORMATION
Visit us online at www.norskecanada.com

N O R S K E C A N A D A
9th Floor, 700 West Georgia Street
P.O. Box 10058 Pacific Centre
Vancouver, BC V7Y 1J7
Phone: 604 654-4000
Fax: 604 654-4331

ENVIRONMENT
CONTACTS

CROFTON
Graham Kissack, Director, Environment and
Environmental Forum Coordinator
Box 70, Crofton, BC, V0R 1R0
Phone: 250 246-6227
Fax: 250 246-6282
graham.kissack@norskecanada.com

ELK FALLS
Chuck Easton, Technical Manager, Pulp Operations
Box 2000, Campbell River, BC, V9W 5C9
Phone: 250 287-5593
Fax: 250 287-5480
chuck.easton@norskecanada.com

PORT ALBERNI
Larry Cross, Supervisor, Environment and Lab Services
4000 Stamp Ave, Port Alberni, BC, V9Y 5J7
Phone: 250 724-7889
Fax: 250 724-7518
larry.cross@norskecanada.com

POWELL RIVER
Drew Kilback, Manager, Environment and ISO
6270 Yew St, Powell River, BC, V8A 4K1
Phone: 604 483-2850
Fax: 604 483-2940
drew.kilback@norskecanada.com
www.norskecanada.com     01: N O R S K E C A N A D A

                             Norske Skog Canada Limited
                             9th Floor, 700 West Georgia Street
                             PO Box 10058 Pacific Centre
                             Vancouver, BC Canada V7Y 1J7
                             604 654 4000